Exhibit 10.22

AMENDMENT AND SUPPLEMENT TO KEY EMPLOYEE

SEVERANCE AGREEMENT AND GENERAL RELEASE

This Amendment and Supplement to Key Employee Severance Agreement and General Release (the “Supplement”) is made and entered into as of February 2, 2004 (the “Effective Date”), by and between DUKE ENERGY CORPORATION (“Duke”), a North Carolina corporation with its principal executive offices in Charlotte, North Carolina, and Richard B. Priory (the “Executive”)

WITNESSETH:

WHEREAS, Duke and the Executive (the “Parties”) have previously entered into a Key Employee Severance Agreement and Release, dated August 19, 1999 and attached hereto as Exhibit A (the “1999 Agreement”), the terms and conditions of which are reaffirmed in their entirety except as modified by this Supplement;

WHEREAS, effective November 1, 2003, the Executive resigned from all positions, offices, and titles he held with Duke and its affiliates;

WHEREAS, the Executive has agreed that, during the period beginning November 1, 2003 and ending on February 29, 2004 (the “Retirement Date”), he will provide such reasonable assistance to Duke’s newly appointed Chief Executive Officer (the “CEO”) as the new CEO may reasonably request;

WHEREAS, the Parties have agreed that the Executive’s retirement is involuntary and is to be treated as a “termination by Duke other than for Cause” under the 1999 Agreement;

WHEREAS, the Parties have agreed that the Executive’s employment with Duke and its affiliates will terminate effective as of the Retirement Date;

WHEREAS, in order to clearly establish the terms and conditions of the Executive’s separation from employment with Duke, it is the Parties’ intention to clarify their respective rights under the 1999 Agreement and to address matters not addressed by the 1999 Agreement, both by way of the terms of this Supplement;

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained in the 1999 Agreement and in this Supplement, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. TERMINATION IS BY DUKE OTHER THAN FOR CAUSE.

(a) The Executive’s February 29, 2004 retirement shall be treated as a “termination by Duke other than for Cause” to which Section 2(c) of the 1999 Agreement applies. For all other purposes, the Executive’s retirement will be treated as a termination without “cause,” or as a “retirement”, at the Executive’s written election, to be made in each instance as soon as reasonably practicable after Executive is given notice that such an election may be made.

(b) Subject to the requirements of Paragraphs 7 and 8 of this Supplement, Duke hereby confirms that the Executive will be entitled to the payments and benefits provided under clauses (i) through (vii) of Section 2(c) of the 1999 Agreement (except as expressly modified by this Supplement), with the “Severance Period” being deemed for this purpose to run from the Retirement Date through February 28, 2006. The Chairman’s Award Agreement dated August 19, 1999, will be deemed null and void as of the Retirement Date. For clarification purposes Exhibit B, Schedule of Stock Options and Phantom Stock Awards, is attached for reference. Long term incentive awards will be treated, and retiree medical benefits will be provided, in accordance with Sections 2(c)(vi) and 2(c)(vii) respectively of the 1999 Agreement, as modified/clarified by this Supplement. Duke confirms that the Executive will receive retiree medical benefits coverage on the same basis as other executives within five years of retirement eligibility on December 31, 1998. The Executive acknowledges that the applicable retiree medical benefits program may be amended or terminated at any time, provided that he is no less favorably treated than other beneficiaries of such program.

2. CONFIRMATION OF ADDITIONAL TERMS AND CONDITIONS. In amendment to and clarification of the 1999 Agreement, the Parties hereby confirm, acknowledge and agree to abide by the following additional terms and conditions:

(a) Continued Payment of Salary. During the period November 1, 2003 through the Retirement Date, the Executive’s salary will continue to be paid at the rate of $1,200,000 per annum, in accordance with past practice, notwithstanding that (i) the Executive resigned, as of November 1, 2003, from all positions, offices and titles which he then held with Duke, and (ii) the Executive’s duties and responsibilities during such period consist solely of performing such reasonable services as the new CEO may reasonably request.

(b) Annual Bonus for 2003. In full satisfaction of the Executive’s entitlements under Section 2(c)(ii)(A) of the 1999 Agreement, the Executive’s annual bonus for 2003 (currently expected to be $1,080,000) shall be determined as if he had continued to serve as Duke’s CEO through December 31, 2003, and will be paid at the same time and in the same manner as for other participants in the 2003 annual bonus program.

(c) Pro-Rata Target Bonus for 2004. In full satisfaction of the Executive’s entitlements under Section 2(c)(ii)(B) of the 1999 Agreement, the Executive shall be paid One Hundred Seventy-Seven Thousand Forty-Nine and No/100 Dollars ($177,049) as provided in Paragraph 8 below.

(d) Lump-Sum Payment. In full satisfaction of the Executive’s entitlements under Section 2(c)(iii) and Section 2(c)(iv) of the 1999 Agreement, the Executive shall receive two payments as follows:

(i) Initial Lump-Sum Payment. Provided that the Executive executes and does not revoke this Supplement as allowed under Paragraph 7(b), Duke will pay, eight days following the date the Executive executes this Supplement, an initial lump-sum payment in the amount of Two Million Five Hundred Thousand and No/100 Dollars ($2,500,0000), by wire transfer of same-day funds to an account designated by the Executive.

(ii) Final Lump-Sum Payment. Duke will pay the Executive a final lunp-sum payment equal to the sum of (a) One Million Four Hundred Eight Thousand Two Hundred Forty-Seven and No/100 Dollars ($1,408,247), plus (b) the excess (if any) of (x) One Million Eighty Thousand and No/100 Dollars ($1,080,000) over (y) the amount previously paid to the Executive under the 2003 annual bonus plan pursuant to Paragraph 2(b) above, such lump-sum to be made as provided in Paragraph 8 below.

(e) Retirement/Savings Plan Continuation. In full satisfaction of the Executive’s entitlements under Section 2(c)(v) of the 1999 Agreement, the Executive shall be paid a lump-sum amount of Seven Hundred Fifty-One Thousand Fifty-Nine and No/100 Dollars ($751,059). This payment shall be made by check delivered to the Executive at his (personal information deleted) home, not later than then days after payments are due pursuant to Paragraph 8 below.

(f) Payment For Accrued But Unpaid Vacation Days. The Executive shall be paid a lump-sum amount of Two Hundred Seventy-Six Thousand Nine Hundred Twenty-Four and No/100 Dollars ($276,924). This amount shall be paid as provided in Paragraph 8 below, and is intended to compensate the Executive for twelve weeks of accrued but unpaid vacation at the Retirement Date.

(g) Nature of Severance Payments and Tax Withholdings. The payments to be made pursuant to Paragraphs 2(a), (b) and (c) will be considered “compensation” for purposes of determining benefits provided under any pension, saving, or other benefit plan (qualified or nonqualified) maintained by Duke. The Executive agrees and acknowledges that payments to be made to him by Duke as described in the foregoing Paragraphs 2(d), (e) and 2(f) will not be considered “compensation” for purposes of determining any benefits provided under any pension, saving, or other benefit plan (qualified or nonqualified) maintained by Duke. The Executive further agrees that Duke may withhold from the payments outlined in the foregoing Paragraphs 2(a) through 2(f) such federal, state, local and foreign taxes as is required pursuant to any applicable law or regulation.

(h) Confirmation of Tax Qualified Retirement Plans. The Executive is a fully-vested participant in two tax-qualified retirement benefit plans—generally referred to as the Retirement Savings Plan and the Retirement Cash Balance Plan. The Executive’s vested balances in such Plans were Nine Hundred Sixty-Three Thousand Nine Hundred Sixty-Two and 48/100 Dollars ($963,962.48) and Seven Hundred Ninety-Six Thousand Five Hundred Eighty-Five and 05/100 Dollars ($796,585.05), respectively, as of September 30, 2003. The Executive acknowledges that the foregoing balances fluctuate based on investment fund performance, and applicable plan terms. Any payments to be paid under the terms of this Supplement (other than this Paragraph 2(h)) or the 1999 Agreement shall be in addition to any claim to payments which the Executive might have by virtue of being vested in these two Plans. Any distributions to which the Executive is entitled under either of these two Plans shall be made in accordance with the terms and conditions of the respective Plans and of the Executive’s elections thereunder.

(i) Confirmation of Non-Qualified Deferred Compensation Plans. The Executive is a fully-vested participant in two non—qualified retirement benefit plans-generally referred to as the Executive Savings Plan and the Executive Cash Balance Plan. The Executive’s vested balances under those Plans were Nine Million Seven Hundred Seventy-Eight Thousand Nine Hundred Thirty-Eight and 49/100 Dollars ($9,778,938.49), and Three Million Eight Hundred Ninety-One Thousand Seven Hundred Sixty-Five and 12/100 Dollars ($3,891,765.12), respectively, as of September 30, 2003. The Executive acknowledges that the foregoing balances fluctuate based on investment fund performance, and applicable plan terms. Any payments to be paid under the terms of this Supplement (other than this Paragraph 2(i) or the 1999 Agreement shall be in addition to any claim to payments which the Executive might have by virtue of being vested in either of these two Plans. Any distributions to which the Executive is entitled under either of these two Plans shall be made in accordance with the terms and conditions of the respective Plans and of the Executive’s elections thereunder, which elections currently call for lump-sum payout on or about April 1, 2004.

(j) Confirmation of Split Dollar Life Insurance Arrangement. The Executive is currently insured under a split dollar life insurance arrangement the principal terms of which are described in the Duke Energy Corporation Estate Conservation Plan (as amended and restated December 15, 2003) and attached hereto as Exhibit D. The Parties intend to administer this employment benefit as though the Executive had retired on the Retirement Date. The Executive agrees that he will cooperate with Duke in its future efforts to maintain the employment benefit intent and tax compliance of this arrangement. The Parties acknowledge that, under the terms of the split dollar arrangement, any change to the arrangement is subject to the Executive’s written consent. The extent of the Executive’s future cooperation will be no greater than the cooperation required of other current or former employees covered under similar arrangements.

(k) Confirmation of Supplement Life Insurance Arrangement. The Executive is currently insured under MetLife Policy No. 8615527 pursuant to a supplemental life insurance arrangement. The Parties intend to continue to administer this employment benefit in accordance with past practices and the Executive’s benefit election made at the Executive’s retirement, with the Executive paying a premium of twenty cents per month per thousand dollars of coverage and Duke paying the remainder. Provided, however, as provided by the MetLife Policy, the Parties acknowledge that the Executive will continue to have available to him other benefit elections and may change his benefit election, in which case this employment benefit will be administered in accordance with his new election.

(l) Director’s Charitable Giving Program. The Executive shall be entitled to continued participation in the Director’s Charitable Giving Program, which continued

participation will be on no less favorable a basis than that applying to any other participant in such program. The Executive shall designate a beneficiary under such program no later than July 1, 2004.

(m) Payment of Outstanding Business Expenses. Duke hereby agrees to reimburse the Executive for outstanding business expenses incurred prior to the Retirement Date in accordance with Duke’s ordinary and customary business practices for reimbursing employee expenses. Provided the Executive executes and does not revoke this Supplement as allowed under Paragraph 7(b), Duke further agrees to pay, directly to the Executive’s counsel, all fees and other charges of such counsel incurred in connection with entering into, and documenting, these retirement arrangements, up to a maximum of Sixty Five Thousand Dollars ($65,000), such payment to made by check, or wire transfer, delivered to such counsel on or before the 14th day following receipt by Duke of appropriate supporting documentation.

(n) Directors and Officers Liability Insurance Coverage. The Executive shall be entitled to director’s and officers’ insurance coverage, from November 1, 2003 through the sixth anniversary of the Retirement Date, on terms and conditions (including scope, amount of coverage, dollar limitations, etc.) no less favorable to the Executive than the coverage (if any) then provided to any other present or former officer of director of Duke.

(o) Indemnification. In accordance with the provisions of Duke’s By-Laws as of the Effective Date, Duke hereby agrees to promptly indemnify the Executive (including prompt advancement of expenses) against any and all liabilities, losses, costs and expenses arising out of or relating to claims or assessments made against the Executive in connection with the Executive’s services for, or positions at, Duke or any of its affiliates. Such indemnification (and advancement) shall be provided to the fullest extent permitted under Duke’s By-Laws as of the Effective Date.

(p) Perquisites. Duke agrees to continue to make available to the Executive, through the Retirement Date, all benefits and perquisites made available to him as of October 31, 2003, but excluding the Executive’s continued use of his former office after October 31, 2003. It is understood that the Executive may use company aircraft only in connection with company business and only when otherwise available.

(q) Provision of Office Space and Secretarial Support. Duke hereby agrees to provide the Executive continued access to, and use of, office space and secretarial support at its Charlotte, North Carolina corporate headquarters under the same terms and conditions as Duke provides such office space and secretarial support to similarly situated, previously retired “inside” Directors of Duke. This obligation to provide continued office space and secretarial support shall end upon the earlier of the following to occur (j) Duke’s cessation of this type of support to other similarly situated retired executives; or (ii) the Executive’s acceptance of full-time employment with any third party

(r) Noncompetition and Nonsolicitation. The Parties hereby reaffirm the provisions of Section 3 of the 1999 Agreement; provided that: (i) the restrictions in Section 3(a)(A) of the 1999 Agreement shall apply only to entities that compete materially with Duke (including its affiliates); (ii) the restrictions in Section 3(a)(B) of the 1999 Agreement shall remain in effect except with respect to the alteration of a business relationship, in which case the restriction shall apply only to alterations that are adverse to Duke (including its affiliates); and (iii) no forfeiture, or repayment obligation, will be imposed pursuant to Section 3(e) of the 1999 Agreement unless the Executive’s violation of Section 3(a) of the 1999 Agreement (as modified by this Paragraph 2(r)) is willful and material and causes significant harm to Duke (it being understood that all other applicable remedies, including damages and injunctive relief, shall in all events remain available to Duke). Duke hereby confirms that the only contractual and similar restrictions on the Executive’s conduct after the Retirement Date shall be as described in this Paragraph 2(r), the referenced provisions of the 1999 Agreement, and in Paragraphs 3, 4 and 5 below.

3. MUTUAL NONDISPARAGEMENT. Each of the Parties agrees not to make any disparaging statement about the other that should reasonably be expected to become public; provided that nothing in this Paragraph 3 shall prevent either Party from making truthful statements to the extent required by law, subpoena, or similar process, and provided, further, that it is understood that Duke may not necessarily be able to control statements made, without authorization, by individuals other than directors, and senior executives, of Duke and its affiliates.

4. COOPERATION.

(a) Any other provisions of this Supplement of the 1999 Agreement notwithstanding, the Executive remains free to report or otherwise communicate any nuclear safety concern, any workplace safety concern, or any public safety concern to the Nuclear Regulatory Commission, the United States Department of Labor or any other appropriate federal or state agency and the Executive remains free to participate in any federal or state administrative, judicial or legislative proceeding or investigation.

(b) Nothing in this Supplement or the 1999 Agreement, including the confidentiality provisions of the 1999 Agreement, shall be construed as preventing the Parties from providing complete and truthful information to any federal or state agency or regulatory body.

(c) The Parties reaffirm the provisions of Section 5(b) of the 1999 Agreement (relating to cooperation by the Executive); provided that Duke agrees to promptly pay any and all out-of-pocket costs that the Executive reasonably incurs in connection with such cooperation (including, without limitation, reasonable fees and other charges of counsel). Following his leaving Duke’s employ, Duke will also pay a fee for Executive’s time at a rate of $500.00 per hour, it being agreed by the Parties that the rate specified is a reasonable approximation of the economic loss to Executive of being required to divert himself from other business activities in order to provide such assistance. All payments under this Paragraph 4(c) will be made promptly upon the Executive’s submission of reasonably detailed supporting documentation.

5.    RETURN OF DUKE PROPERTY. Section 5(a) of the 1999 Agreement requires that the Executive shall promptly return all property of Duke or any Duke affiliate in his possession. Notwithstanding this general requirement, the Executive shall not be required to return (a) his personal rolodex, personal correspondence files, and personal documents related to compensation, benefits or other entitlements; (b) the Duke computers and other home office equipment that he has at any of his residences, (provided that Duke may delete from each such computer information designated as confidential or proprietary by Duke); or (c) any security system installed at any such residence.

6.    NO DUTY TO MITIGATE. The Executive shall have no duty to seek future employment, and no remuneration or benefits earned by him from any subsequent employment or otherwise shall be an offset against amounts or benefits due to him pursuant to the 1999 Agreement, this Supplement, or otherwise.

7.    RELEASE OF CLAIMS AND COVENANT NOT TO SUE. In consideration of the agreement by Duke to provide the Executive with the rights, payments and benefits under the 1999 Agreement and this Supplement, the Executive hereby agrees (in full satisfaction of, and in substitution for, any and all obligations under Section 16 of the 1999 Agreement) as follows:

(a) Release and Covenant.    The Executive, of his own free will and on behalf of himself and his dependents, relatives, heirs, executors, administrators, successors and assigns (collectively, and including the Executive, the “Executive Releasors”), voluntarily releases and forever discharges Duke, its subsidiaries, affiliates, their directors, officers, employees, principal stockholders, successors and assigns (both individually and in their official capacities with Duke) (collectively, and including Duke, the “Duke Releasees”) from, and covenants not to sue or proceed against any of the Duke Releasees on the basis of, any and all past or present causes of action, suits, agreements or other claims (other than rights arising under, or preserved by, the 1999 Agreement or this Supplement) that arise out of, or relate to, his employment with Duke or any of its affiliates, or the cessation of such employment, and including, but not limited to, any alleged violation of the Civil Rights Acts of 1964 and 1991, the Equal Pay Act of 1963, the Age Discrimination in Employment Act of 1967, the Rehabilitation Act of 1973, the Older Workers Benefit Protection Act of 1990, the Americans with Disabilities Act of 1990, the Family and Medical Leave Act of 1993 and any other federal, state or local law, regulation or ordinance, or public policy, contract or tort law having any bearing whatsoever on the terms and conditions of employment or termination of employment and that are based on any matter or thing occurring at any time up to the date hereof, (collectively, “Released Claims”) that the Executive ever had, now has, or may in the future have.

(b)    Due Care; Revocation.    The Executive acknowledges that he has received a copy of this Supplement prior to its execution and has been advised hereby of his opportunity to review and consider this Supplement for 21 days prior to its execution. The Executive further acknowledges that he has consulted with an attorney prior to executing this Supplement. The Executive enters into this Supplement having freely and knowingly elected, after due consideration, to execute this Supplement and to fulfill the promises set forth herein. This Supplement shall be revocable by the Executive during the 7-day period following its execution, and shall not become effective or enforceable until the expiration of such 7-day period. The Executive may revoke this Supplement by delivering a written notice of revocation to Ms. Sarah Heidelberg at Duke Energy Corporation, 422 South Church Street, Charlotte, North Carolina 28202. In the event of such a revocation, the Executive shall not be entitled to the consideration provided for in the 1999 Agreement or in this Supplement.

(c)    Nonassignment of Claims.    The Executive represents and warrants that he has not assigned or otherwise transferred any interest in any claim which he may have, or may have had, against Duke that would have been released under Paragraph 7(a) of the Supplement had such assignment or transfer not occurred. The Executive agrees to indemnify Duke against, and hold Duke harmless from, any liability, claims, demands, damages, costs, expenses and attorneys’ fees incurred as a result of any person asserting any rights or claims under any such assignment or transfer. It is the intention of each of the Parties that this indemnity does not require payment as a condition precedent to recovery by Duke from the Executive under this indemnity.

(d)    Reliance by the Executive.    The Executive acknowledges that it is his decision to enter into the Supplement, and that he has not relied on any representations, promises or agreements of any kind, including oral statements by representatives of Duke, except as set forth in the 1999 Agreement or this Supplement.

(e)    Future Claims.    This Supplement does not waive rights and claims that may arise after the date the Executive signs this Supplement.

(f)    Release by Duke.    For and in consideration of the promises made by the Executive in this Supplement, Duke (for itself and for each of the other Duke Releasees) hereby knowingly and voluntarily releases and forever discharges the Executive and each of the other Executive Releasors from any and all claims arising from or related to Executive’s employment at Duke (other than claims based on willful gross misconduct, or willful gross neglect by the Executive, and provided further that such Release shall not extend to claims based on circumstances which the Executive failed to disclose in breach of a fiduciary duty to Duke) that any Duke Releasee now has, ever had, or may have against any Executive Releasor.

8.    FINAL RELEASE AND PAYMENT.    On (or as promptly as reasonably practicable following) the Retirement Date, each of the Parties shall execute, and deliver to the other Party, a Final Release in the form attached to this Supplement as Exhibit C. The amounts due under Paragraphs 2(c), 2(d)(ii), 2(e) and 2(f) above (net of withholdings as explained in Paragraph 2(g)) will, except as otherwise agreed in writing by the Parties, be paid by wire transfer of same-day funds to an account designated by the Executive, such payment to be made no later than the 14th day after the Executive delivers such executed Final Release to Duke, so long as the Executive does not revoke the Final Release as provided in Section 1(b) thereof.

9.    MISCELLANEOUS.    Sections 6 through 10, and 12 through 15, of the 1999 Agreement shall be deemed incorporated into this Supplement as if set forth in full herein, with references in such Sections to “this Agreement” being deemed, for this purpose, to be references to this Supplement and with mailed notices to the Executive addressed to his Florida home, with a copy to Morrison, Cohen, Singer & Weinstein LLP, 750 Lexington Avenue, New York, NY 10022, attn: Robert M. Sedgwick, Esq. In the event of the Executive’s death, or a judicial determination of his incapacity, references to “the Executive” in this Supplement, and in the 1999 Agreement, shall be deemed (where appropriate) to be references to the Executive’s estate, heirs, beneficiaries or legal representatives. Signatures delivered by facsimile shall be deemed effective for all purposes.

IN WITNESS WHEREOF, the Parties have executed this Supplement as of February 2, 2004.

DUKE ENERGY CORPORATION (For itself and each of its subsidiaries and affiliates)

/s/ Leo Linbeck, Jr.
By:	Leo E. Linbeck, Jr.
Title:	Chairman, Compensation Committee of the Board of Directors

/s/ Christopher C. Rolfe
By:	Christopher C. Rolfe
Title:	Vice President, Human Resources

THE EXECUTIVE

/s/ Richard B. Priory

Richard B. Priory

February 2, 2004

Date

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